HRPT PROPERTIES TRUST

ANNUAL REPORT


04025113


HRP
HRPT
PROPERTIES TRUST



HRPT PROPERTIES TRUST is a Maryland real estate investment trust, or REIT, listed on the New York Stock Exchange. Qualification as a REIT under the Internal Revenue Code enables a company to distribute its income to shareholders without federal income tax liability to the company. HRPT Properties had a real estate portfolio at December 31, 2003, totaling $3.9 billion, at cost, and consisting of 238 properties in 29 states and the District of Columbia. HRPT Properties invests in income producing real estate including commercial office buildings, medical office buildings, government leased office buildings and leased industrial land. HRPT Properties has paid cash dividends on a quarterly basis since its formation in 1986.



● *Location of company properties*

HRP
LISTED
NYSE

The amended and restated declaration of trust establishing HRPT Properties, a copy of which, together with all amendments and supplements thereto, is filed in the State Department of Assessments and Taxation of Maryland, provides that the name "HRPT Properties Trust" refers to the trustees under that declaration as trustees, but not individually or personally, and that no trustee, officer, shareholder, employee or agent of HRPT Properties shall be held to any personal liability for any obligation of, or claim against, HRPT Properties. All persons dealing with HRPT Properties, in any way, shall look only to the assets of HRPT Properties for the payment of any sum or the performance of any obligation.

FINANCIAL HIGHLIGHTS

(in thousands, except per share data)

INCOME STATEMENT DATA:

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Total revenues	$ 500,727	$ 416,966	$ 394,172	$ 405,006	$ 427,541
Income before gain on sale of properties	114,446	106,763	82,804	117,697	105,555
Net income	114,446	106,763	82,804	142,272	113,862
Net income available for common shareholders[1]	68,446	79,138	65,962	142,272	113,862
Calculation of funds from operations, or FFO:[2]					
Income before equity in earnings of equity investments and gain on sale of properties	90,921	88,923	87,510	84,417	108,331
Loss on early extinguishment of debt:					
Add: amount included in total expenses	3,238	3,504	2,149	1,094	–
Less: portion settled in cash	–	(3,377)	–	(145)	–
Non-recurring items	–	–	(3,955)	–	23,739
Depreciation and amortization	93,273	68,750	61,744	60,630	70,470
FFO from equity investments	32,826	34,657	33,923	38,797	22,229
FFO	220,258	192,457	181,371	184,793	224,769
Preferred distributions	(46,000)	(27,625)	(16,842)	–	–
FFO available for common shareholders	174,258	164,832	164,529	184,793	224,769
Common distributions declared[3]	118,348	103,056	113,135	121,385	410,152
Weighted average common shares outstanding	136,270	128,817	130,253	131,937	131,843
PER COMMON SHARE DATA:					
Income before gain on sale of properties	$ 0.50	$ 0.61	$ 0.51	$ 0.89	$ 0.80
Net income available for common shareholders[1]	0.50	0.61	0.51	1.08	0.86
FFO[2]	1.28	1.28	1.26	1.40	1.70
Common distributions declared[3]	0.80	0.80	0.87	0.92	3.05

BALANCE SHEET DATA:

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Real estate properties, at cost[4]	$3,891,966	$ 3,074,656	$ 2,592,487	$ 2,546,023	$2,656,344
Real estate mortgages receivable, net	–	–	–	6,449	10,373
Equity investments	260,208	264,087	273,442	314,099	311,113
Total assets	4,013,244	3,221,652	2,805,426	2,900,143	2,953,308
Total indebtedness, net	1,876,821	1,215,977	1,097,217	1,302,950	1,349,890
Total shareholders' equity	2,011,651	1,926,273	1,656,500	1,529,212	1,522,467

(1) Net income available for common shareholders is net income reduced by preferred distributions.

(2) We compute FFO as shown in the calculation above. Our calculation of FFO differs from the NAREIT definition because we exclude loss on early extinguishment of debt not settled in cash. We consider FFO to be an appropriate measure of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO provides useful information to investors because by excluding the effects of certain historical costs, such as depreciation expense and gains or losses on sales of properties, FFO can facilitate comparison of current operating performance among REITs. FFO does not represent cash generated by operating activities in accordance with generally accepted accounting principles, or GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. FFO is one important factor considered by our board of trustees in determining the amount of distributions to shareholders. Other important factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving bank credit facility and public debt covenants, the availability of debt and equity capital to us and our expectation of future performance. Prior year FFO calculations have been adjusted to conform to the current year's presentation.

(3) Includes non-recurring distributions of common shares of Five Star Quality Care, Inc. in 2001 and Senior Housing Properties Trust, or Senior Housing, in 1999. Cash distributions declared with respect to 2001 were $103,783, or $0.80 per common share. Cash distributions declared with respect to 1999 were $184,665, or $1.40 per common share.

(4) Excludes value of acquired real estate leases pursuant to Financial Accounting Standards No. 141, "Business Combinations", or FAS 141.

HRPT PROPERTIES TRUST

President's Letter To Shareholders

DEAR FELLOW SHAREHOLDERS:

2003 was an important year for HRPT on three fronts: (i) strengthening our balance sheet; (ii) improving the diversity and stability of our income producing investments; and (iii) transitioning our management personnel.

From the balance sheet point of view:
- In January, we issued $200 million of 6.4% senior unsecured notes due in 2015.
- In February, we redeemed at par $90 million of 7.875% senior unsecured notes due in 2009.
- In June, we redeemed at par $65 million of 8.375% senior unsecured notes due in 2011.
- In June and July, we issued 13.8 million common shares at $9.51 per share.
- In October, we issued $250 million of 5.75% senior unsecured notes due 2014.

The effect of these capital markets activities was that during 2003 the weighted average interest costs of HRPT's outstanding term debt was lowered from 7.3% per annum to 6.8% per annum and the weighted average maturity of our outstanding term debt was extended to nine years. Also, our common shareholders' equity account was increased from $1.4 billion at December 31, 2002 to $1.5 billion at December 31, 2003. Partly in response to these actions, Moody's and Standard & Poors rating services both confirmed HRPT's investment grade unsecured debt ratings with stable outlooks, despite the challenging market conditions in the US office building business.

Our investment and operating activities since January 1, 2003, were as follows:
- During 2003, we purchased 16 office and industrial properties with 2.9 million square feet for $316.8 million (including closing costs). At the time these properties were purchased they were 97% occupied under leases with an average remaining term (weighted by square feet) of seven years.

- In December 2003, we purchased 9.8 million square feet of leased industrial lands in Oahu, Hawaii for $482 million (including closing costs). These lands are primarily located between Honolulu International Airport and Honolulu Harbor, within a short distance from Honolulu's central business district. These lands are 99% occupied under 186 triple net leases (137 separate tenants) with average remaining lease terms (weighted by square feet) of over 22 years.

- During the past year we renewed 188 leases with existing tenants for 1.4 million square feet and we entered 199 leases with new tenants for another 977,000 square feet. On a "same store" basis for properties we owned throughout 2002 and 2003, our properties' occupancy declined from 91.2% to 89.5% during the year. However, because of our acquisitions during the past year, our total portfolio occupancy actually increased from 92.1% at year end 2002 to 93.5% at year end 2003.

- At year end 2003, we owned 12.8 million shares (21.9% of the total outstanding shares) of Senior Housing Properties Trust (NYSE: SNH), a REIT that continues our former business of owning and leasing senior living and healthcare real estate, and we owned 4 million shares (6.4% of the total outstanding shares) of Hospitality Properties Trust (NYSE: HPT), a REIT which owns hotels. The book values of these holdings at December 31, 2003, were about $260 million, but their market values totaled almost $386 million. During 2003, we received cash dividends of $15.9 million from Senior Housing and $11.5 million from Hospitality Properties. In early 2004 we sold 3.1 million shares of Senior Housing which we owned with a simultaneous public offering of shares by Senior Housing and we harvested net proceeds of $54.3 million reducing our ownership of Senior Housing to 15.2% of the total Senior Housing shares outstanding.

Toward the end of 2003, Reverend Justinian Manning, C.P., retired from our Board of Trustees. Father Manning had been a member of our Board since we first became a public company in 1986, and I want to express our appreciation for his many years of valuable counsel. Tjarda Clagett was appointed to fill the vacancy created by Father Manning's retirement. Mr. Clagett is a private investor who was previously employed as a managing director of Merrill Lynch Capital Markets specializing in real estate banking. I am also pleased to announce that Adam D. Portnoy became the newest member of our senior management team when he was elected our Executive Vice President in December 2003.

Employment in the service industries is the prime determinant of demand for office space. Historically, employment has begun to increase six months or more after a general economic expansion has begun. Because we believe we are now in the early phase of a US economic recovery, we believe 2004 may be another tough year for the business of owning and operating office buildings. We remain hopeful that measurable improvements may begin to appear toward the end of this year or in 2005. In the interim, we believe HRPT's strong financial condition, our well thought out business plans and the management provided by our investment manager, Reit Management and Research LLC, may allow us to continue to deliver value to our shareholders.

Sincerely,



John A. Mannix
President
Dated: March 19, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

of financial condition and results of operations

The following information should be read in conjunction with our consolidated financial statements included in this annual report.

RESULTS OF OPERATIONS

Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

Total revenues for the year ended December 31, 2003, were $500.7 million, a 20.1% increase over total revenues of $417.0 million for the year ended December 31, 2002. Rental income increased in 2003 by $86.2 million, or 20.8% and interest and other income decreased in 2003 by $2.5 million, or 85.8% compared to the prior period. Rental income increased primarily from our acquisition of 27 properties in 2003 and 23 properties in 2002, partially offset by a decline in rents resulting from the decrease in occupancy at some of our properties. Average occupied office space and leased land, which includes space and land being prepared for occupancy pursuant to signed leases and space and land which is being offered for sublease by tenants, was 91.8% for the year ended December 31, 2003, and 92.5% for the year ended December 31, 2002. Interest and other income decreased primarily as a result of lower cash balances invested in the 2003 period compared to the 2002 period and lower interest rates. Rental income includes non cash straight line rent adjustments totaling $16.6 million in the 2003 period and $10.8 million in the 2002 period and amortization of acquired real estate leases and obligations pursuant to FAS 141 totaling $1.1 million in 2003. Rental income also includes lease termination fees totaling $3.3 million in 2003 and $1.6 million in 2002.

Total expenses for the year ended December 31, 2003, were $409.8 million, a 24.9% increase over total expenses of $328.0 million for the year ended December 31, 2002. Operating expenses, depreciation and amortization and general and administrative expenses increased by $40.2 million (26.3%), $24.5 million (35.7%), and $2.5 million (15.0%), respectively, due primarily to the acquisition of properties in 2003 and 2002. Interest expense increased by $14.8 million, or 17.1%, due primarily to an increase in total debt outstanding which was used primarily to finance acquisitions in 2003 and 2002. Total expenses for the year ended December 31, 2003, included $3.2 million representing the write off of deferred financing fees associated with the repayment of $90 million of senior notes in February 2003 and $65 million of senior notes in June 2003. Total expenses for the year ended December 31, 2002, included a $3.5 million loss associated with the repayment of $160 million of senior notes in March 2002.

Equity in earnings of equity investments increased by $4.3 million, or 22.1%, for the year ended December 31, 2003, compared to the same period in 2002, reflecting our $6.9 million pro rata share of income from lease terminations recognized by Hospitality Properties Trust, or Hospitality Properties, in 2003. A loss on equity transactions of equity investments of $1.4 million was recognized in the 2002 period, reflecting the issuance of common shares by Senior Housing at a price below our then per share carrying value.

Net income was $114.4 million for the 2003 period, a 7.2% increase over net income of $106.8 million for the 2002 period. The increase is due primarily to property acquisitions in 2003 and 2002, higher equity in earnings from Hospitality Properties and the loss recognized in 2002 from the issuance of common shares by Senior Housing, offset by amortization during 2003 of acquired real estate leases and obligations recorded pursuant to FAS 141, a decline in rents resulting from a decrease in occupancy at some of our properties, lower income on invested cash balances and the increase in interest expense during 2003 from the issuance of debt. Net income available for common shareholders is net income reduced by preferred distributions and was $68.4 million, or $0.50 per common share, in the 2003 period, a 13.5% decrease from net income available for common shareholders of $79.1 million, or $0.61 per common share in the 2002 period. The decrease reflects distributions during 2003 on our series B preferred shares which were issued in September 2002.

Cash distributions declared for the years ended December 31, 2003 and 2002, were $118.3 million, or $0.80 per common share, and $103.1 million, or $0.80 per common share, respectively. Distributions paid in the first quarter of the year generally are based upon the prior year's operating results, but are generally taxed to shareholders in the year when payment is made.

Cash flows provided by (used for) operating, investing and financing activities were $200.2 million, ($826.2) million and $625.1 million, respectively, for the year ended December 31, 2003, and $178.8 million, ($492.7) million and $275.7 million, respectively, for the year ended December 31, 2002. Changes in all three categories between 2003 and 2002 are primarily related to assets acquired in 2003 and 2002, and the issuances of common shares in 2003 and series B preferred shares in 2002.

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

Total revenues for the year ended December 31, 2002, increased to $417.0 million from $394.2 million for the year ended December 31, 2001. Rental income increased in 2002 by $26.3 million and interest and other income decreased in 2002 by $3.5 million, compared to the prior period. Rental income increased primarily because of our acquisition of 23 properties in 2002 and two properties in 2001 with an average occupancy rate of 96%, partially offset by a decline in rents resulting from the decrease in occupancy at some of our properties during the 2002 period compared to the 2001 period. Average occupied office space, which includes space being fitted out for occupancy pursuant to signed leases and space which is being offered for sublease by tenants, was 92.5% for the year ended December 31, 2002, and 94.4% for the year ended December 31, 2001. Interest and other income decreased primarily as a result of lower cash balances invested in 2002 compared to 2001 and lower interest rates. Rental income includes non cash straight line rent adjustments totaling $10.8 million in 2002 and $9.1 million in 2001. Rental income also includes lease termination fees totaling $1.6 million in 2002 and $2.6 million in 2001.

Total expenses for the year ended December 31, 2002, increased to $328.0 million from $306.7 million for the year ended December 31, 2001. Included in total expenses for the 2001 period is the reversal of an impairment loss reserve recorded during 1999 totaling $4.0 million related to real estate mortgages receivable that were collected in 2001. Operating expenses, depreciation and amortization and general and administrative expenses increased by $12.0 million, $7.0 million, and $1.2 million, respectively, primarily as a result of our property acquisitions in 2002 and 2001. Interest expense decreased by $4.2 million during 2002 compared to the prior year period, due primarily to the repayment of debt in the first quarter of 2001. Total expenses for the year ended December 31, 2002, included a $3.5 million loss associated with the repayment of $160 million of senior notes in March 2002, compared to the $2.1 million write off of deferred financing fees associated with the repayment of $202 million of convertible subordinated debentures in 2001.

Equity in earnings of equity investments increased by $4.7 million for the year ended December 31, 2002, compared to the same period in 2001, primarily as a result of higher income recognized from our equity investment in Senior Housing. A loss on equity transactions of equity investments of $1.4 million was recognized from the issuance of common shares by Senior Housing during 2002, compared to a net loss of $19.3 million recognized in 2001 from the issuance of common shares by both Senior Housing and Hospitality Properties. The losses in both years primarily reflect common shares issued by Senior Housing at prices below our per share carrying value.

Net income increased to $106.8 million for the 2002 period, from $82.8 million for the 2001 period. The increase is due primarily to property acquisitions in 2002 and 2001, a smaller loss recognized from the issuance of common shares by Senior Housing in 2002 compared to 2001, the decrease in interest expense from the repayment of debt in 2001, and higher equity in earnings from our investment in Senior Housing, offset by the reversal of an impairment loss reserve in 2001, lower interest income on invested cash balances and the increase in the loss recognized during 2002 from the prepayment of debt. Net income available for common shareholders is net income reduced by preferred distributions and was $79.1 million, or $0.61 per common share, in the 2002 period, compared to $66.0 million, or $0.51 per common share in the 2001 period. The increase reflects the foregoing factors, offset by distributions during 2002 on our series B preferred shares which were issued in September 2002.

Cash distributions declared for the years ended December 31, 2002 and 2001, were $103.1 million, or $0.80 per common share, and $103.8 million, or $0.80 per common share, respectively. Distributions paid in the first quarter of the year generally are based upon the prior year's operating results, but are generally taxed to shareholders in the year when payment is made.

Cash flows provided by (used for) operating, investing and financing activities were $178.8 million, ($492.7) million and $275.7 million, respectively, for the year ended December 31, 2002, and $133.1 million, ($9.4) million and ($165.8) million, respectively, for the year ended December 31, 2001. Changes in all three categories between 2002 and 2001 are primarily related to assets acquired in 2002 and 2001, and the issuance of our series B preferred shares in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Our Operating Liquidity and Resources

Our principal sources of funds for current expenses and distributions to shareholders are rents from our properties and distributions received from our equity investments. Rents are generally received from our non-government tenants monthly in advance, and from our government tenants monthly in arrears. This flow of funds has historically been sufficient for us to pay our operating expenses, debt service and distributions. We believe that our operating cash flow will be sufficient to meet our operating expenses, debt service and distribution payments for the foreseeable future.

Our Investment and Financing Liquidity and Resources

In order to fund acquisitions and to accommodate cash needs that may result from timing differences between our receipt of rents and the need to make distributions or pay operating expenses, we maintain a revolving credit facility with a group of commercial banks that matures in April 2006. Borrowings under the credit facility can be up to $560 million and the credit facility includes a feature under which the maximum borrowing may be expanded to $625 million, in certain circumstances. Borrowings under our credit facility are unsecured. Funds may be borrowed, repaid and reborrowed until maturity, and no principal repayment is due until maturity. Interest on borrowings under the credit facility is payable at a spread above LIBOR. At December 31, 2003, there was $148 million available on our revolving credit facility, and we had cash and cash equivalents of $11.5 million. We expect to use cash balances, borrowings under our credit facility and net proceeds of offerings of equity or debt securities to fund future property acquisitions. Our outstanding debt maturities and weighted average interest rates as of December 31, 2003, were as follows (dollars in thousands):

Year of Maturity	Scheduled Principal Payments During Period	Weighted Average Interest Rate
2004	$ 6,496	7.3%
2005	107,119	6.7%
2006	419,656[1]	2.0%
2007	17,400	7.9%
2008	23,954	7.1%
2009	5,862	6.9%
2010	55,567	8.6%
2011	226,967	6.8%
2012	201,115	6.9%
2013 and thereafter	829,272[2]	6.6%
	$ 1,893,408	5.7%

(1) Includes $412 million outstanding on our $560 million revolving credit facility at a variable rate of interest of LIBOR plus a spread, totaling 2.0% per annum at December 31, 2003. This outstanding amount was reduced to zero as of March 8, 2004.

(2) Includes $143 million of 8.50% notes redeemed at par on February 11, 2004.

When amounts are outstanding on our revolving credit facility and as the maturity dates of our revolving credit facility and term debts approach over the longer term, we will explore alternatives for the repayment of amounts due. Such alternatives may include incurring additional term debt and issuing new equity securities. As of December 31, 2003, we had $1.0 billion available on an effective shelf registration statement and $669.2 million available after we issued 34.5 million of our common shares in January 2004. An effective shelf registration statement allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for such securities. Although there can be no assurance that we will consummate any debt or equity offerings or other financings, we believe we will have access to various types of financing, including debt or equity offerings, with which to finance future acquisitions and to pay our debt and other obligations.

Total assets increased to $4.0 billion at December 31, 2003, from $3.2 billion at December 31, 2002, primarily due to 2003 property acquisitions.

In December 2003 we acquired 9.8 million square feet of leased industrial land in Oahu, Hawaii for $482.0 million, including closing costs. We used borrowings under our revolving credit facility to pay $471.0 million of the purchase price in December 2003. An additional $11 million will be paid when one land parcel of approximately 130,000 square feet, which is being redeveloped in a joint venture by the seller, is completed and conveyed to us, which is expected to occur during the first half of 2004. This $11 million holdback is included in accounts payable and accrued expenses in our consolidated balance sheet at December 31, 2003. All of the Hawaiian lands are located between Honolulu International Airport and Honolulu Harbor, within a short distance (between 0.5 and 5 miles) from the Honolulu Central Business District. The Hawaiian lands are triple net leased to 137 tenants (under 186 separate leases) who have developed various buildings and businesses on their leaseholds. The average remaining lease term for the Hawaiian lands is approximately 22.3 years and no lease expires before 2009, when nine leases for a total of approximately 400,000 square feet will expire. Many of the Hawaiian triple net leases provide that rents are periodically reset to market rates, usually every 5 to 10 years.

During 2003 we purchased an additional 16 properties for $316.8 million, including closing costs, funded improvements to our owned properties totaling $45.0 million and sold one property to an unaffiliated third party for net cash proceeds of $385,000. We allocated $48.6 million of total 2003 acquisition costs to acquired real estate leases and $23.5 million to acquired real estate lease obligations pursuant to FAS 141. As of December 31, 2003, we had an outstanding agreement to purchase three buildings for $24.5 million, plus closing costs. The acquisition of these buildings is subject to various closing conditions customary in real estate transactions and no assurances can be given as to when or if these buildings will be acquired. In January and February 2004 we entered into agreements to purchase two buildings for $16.0 million, plus closing costs; and these two buildings were acquired in February 2004.

During the year ended December 31, 2003 and 2002, cash expenditures made and capitalized for tenant improvements, leasing costs, building improvements and development and redevelopment activities were as follows (in thousands):

	Year Ended December 31,	
	2003	2002
Tenant improvements	$ 26,932	$ 22,392
Leasing costs	$ 9,975	$ 8,685
Building improvements	$ 11,318	$ 10,673
Development and redevelopment activities	$ 6,721	$ 21,046

Commitments made for expenditures in connection with leasing space during the year ended December 31, 2003, were as follows (in thousands, except as noted):

	Total	Renewals	New Leases
Square feet leased during the year	2,381	1,404	977
Total commitments for tenant improvements and leasing costs	$ 43,970	$ 16,593	$ 27,377
Average lease term (years)	8.1	8.3	7.9
Leasing costs per square foot per year (whole dollars)	$ 2.28	$ 1.42	$ 3.55

At December 31, 2003, we owned 12.8 million, or 21.9%, of the common shares of beneficial interest of Senior Housing with a carrying value of $160.5 million and a market value of $220.7 million, and 4.0 million, or 6.4%, of the common shares of beneficial interest of Hospitality Properties with a carrying value of $99.7 million and a market value of $165.1 million. During 2003 we received cash distributions totaling $15.9 million from Senior Housing and $11.5 million from Hospitality Properties. We use the income statement method of accounting to account for the issuance of common shares by Senior Housing and Hospitality Properties. Under this method, gains and losses reflecting changes in the value of our investments at the date of issuance of additional common shares by Senior Housing and Hospitality Properties are recognized in our income statement. In January and February 2004 we sold 3.1 million of our Senior Housing shares in an underwritten public offering for $57.3 million; $54.3 million net of commissions and fees. In addition, Senior Housing completed a public offering of common shares in January 2004 that further reduced our ownership percentage. We now own 9.7 million Senior Housing shares and our percentage ownership decreased from 21.9% to 15.2%. We expect to recognize gains from these transactions of approximately $16 million during the first quarter of 2004. We expect cash distributions received by us from Senior Housing to decrease from $15.9 million to $12.0 million per year. In February and March 2004 Hospitality Properties completed a public offering of common shares that reduced our ownership percentage to 6.0%. As a result of this transaction, we expect to recognize a gain of approximately $4 million during the first quarter of 2004. On March 8, 2004, the market values of our Senior Housing and Hospitality Properties shares were $183.7 million and $175.9 million, respectively.

In January 2003 we issued $200 million of unsecured senior notes in a public offering, raising net proceeds of $196.3 million. These notes bear interest at 6.40%, require semiannual interest payments and mature in February 2015. In October 2003 we issued $250 million of unsecured senior notes in a public offering, raising net proceeds of $248.1 million. These notes bear interest at 5.75%, require semiannual interest payments and mature in February 2014. Net proceeds from these offerings were used to acquire properties and repay amounts outstanding under our revolving credit facility. In February 2003 we redeemed at par, all of our $90 million 7.875% senior notes due in April 2009 and in June 2003 we redeemed at par, all of our $65 million 8.375% senior notes due in June 2011. We funded these redemptions with cash on hand and by borrowing under our revolving credit facility. We recognized losses of $3.2 million from the write off of deferred financing fees associated with both redemptions. In November 2003 we repaid a $3.4 million secured mortgage due in April 2004.

In June 2003 we issued 13,250,000 common shares in a public offering and in July 2003 we issued an additional 585,100 common shares pursuant to the underwriters' overallotment option. Net proceeds of $124.6 million were used to reduce amounts outstanding under our revolving credit facility.

In January 2004 we issued an additional 34,500,000 common shares in a public offering, raising net proceeds of approximately $324 million. Net proceeds of this offering were used to reduce amounts outstanding under our revolving credit facility. In February 2004 we redeemed at par, our $143 million 8.50% senior notes due in November 2013. We funded this redemption by borrowing under our revolving credit facility.

In February 2004 we entered into a new five year $250 million unsecured term loan with a group of banks. Terms of the new loan include interest at a spread above LIBOR, and an accordian feature which allows it to be expanded in certain circumstances by up to $100 million. The new loan matures in February 2009 and is prepayable without penalty, beginning in August 2005. Net proceeds of the term loan were used to repay amounts outstanding under our revolving credit facility and for general business purposes. At March 8, 2004, there was zero outstanding on our revolving credit facility and the outstanding balance on our unsecured term loan was $250 million.

As of December 31, 2003, our contractual obligations were as follows (dollars in thousands):

	Payment due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$1,893,408	$ 6,496	$526,775	$ 41,354	$1,318,783
Purchase Obligations[1]	11,000	11,000	–	–	–
Total	$1,904,408	$17,496	$526,775	$ 41,354	$1,318,783

(1) Represents a portion of the price to acquire leased industrial land in Oahu, HI to be held by us in escrow until one land parcel under development is completed and conveyed to us, which is expected to occur during the first half of 2004.

Debt Covenants

Our principal debt obligations at December 31, 2003, were our unsecured revolving credit facility and our $1.1 billion of publicly issued term debt. Our publicly issued debt is governed by an indenture. This indenture and related supplements, our revolving credit facility agreement and our term loan agreement contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties in excess of calculated amounts, require us to maintain a minimum net worth, restrict our ability to make distributions under certain circumstances and require us to maintain other ratios. At December 31, 2003, we were in compliance with all of our covenants under our indenture and related supplements and our revolving credit facility agreement.

In addition to our unsecured debt obligations, we have $338.4 million of mortgage notes outstanding at December 31, 2003. Our mortgage notes are secured by 24 of our properties.

None of our indenture and related supplements, our revolving credit facility, our term loan agreement or our mortgage notes contain provisions for acceleration which could be triggered by our debt ratings. However, our senior debt rating is used to determine the interest rate payable under our revolving credit facility and our term loan agreement, and the fees payable under our revolving credit facility.

Our public debt indenture and related supplements contain cross default provisions to any other debts of $20 million or more. Similarly, a default on our public debt indenture would be a default under our revolving credit facility.

As of December 31, 2003, we have no commercial paper, derivatives, swaps, hedges, guarantees or joint ventures. None of our debt documentation requires us to provide collateral security in the event of a ratings downgrade. We have no "off balance sheet" arrangements.

Related Party Transactions

We have agreements with Reit Management & Research LLC, or RMR, to provide investment management, property management and administrative services to us. RMR is beneficially owned by Barry M. Portnoy and Gerard M. Martin, each a managing trustee and member of our board of trustees. Each of our executive officers are also officers of RMR. Our independent trustees, including all of our trustees other than Messrs. Portnoy and Martin, review our advisory contract with RMR at least annually and make determinations regarding its renewal. Any termination of our advisory contract with RMR would cause a default under our revolving credit facility, if not approved by a majority of lenders. Our current advisory contract with RMR expires on December 31, 2004. RMR is compensated at an annual rate equal to 0.7% of our average real estate investments, as defined, up to the first $250 million of such investments and 0.5% thereafter, plus an incentive fee based upon increases in funds from operations per common share, as defined, plus property management fees equal to three percent of gross rents and construction management fees equal to five percent of construction costs. The incentive fee to RMR is paid in our common shares.

In October 2003 we entered into an agreement between us and Senior Housing, pursuant to which Senior Housing agreed to file a registration statement with respect to the Senior Housing shares we hold and use reasonable efforts to effect the registration of those shares. We paid the expenses of this registration. The registration statement became effective October 24, 2003. In January and February 2004 Senior Housing completed a public offering of five million of its common shares. In a simultaneous offering, we sold 3,148,500 of the Senior Housing shares we owned. We and Senior Housing were parties to an underwriting agreement in connection with this offering. Senior Housing did not receive any proceeds from the sale of its shares by us, but we paid our pro rata share of the expenses of this offering.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are those that have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and estimates are consistently applied and produce financial information that fairly presents our results of operations. Our most critical accounting policies involve our investments in real property and our equity investments. These policies affect our:

- allocation of purchase prices between various asset categories and the related impact on the recognition of rental income and depreciation and amortization expense;
- assessment of the carrying values and impairments of long lived assets;
- classification of leases; and
- investments in Senior Housing and Hospitality Properties.

We have historically allocated the purchase prices of properties to land, building and improvements, and each component generally has a different useful life. For properties acquired subsequent to June 1, 2001, the effective date of FAS 141, we allocate the value of real estate acquired among land, building and improvements and identified intangible assets and liabilities, consisting of the value of above market and below market leases, the value of in place leases, and the value of tenant relationships. Purchase price allocations and the determination of useful lives are based on management's estimates and, under some circumstances, studies commissioned from independent real estate appraisal firms.

Purchase price allocations to land, building and improvements are based on management's determination of the relative fair values of these assets assuming the property is vacant. Management determines the fair value of a property using methods which we believe are similar to those used by independent appraisers. Purchase price allocations to above market and below market leases are based on the estimated present value (using an interest rate which reflects our management's assessment of the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) our estimate of fair market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. Purchase price allocations to in place leases and tenant relationships are determined as the excess of (i) the purchase price paid for a property after adjusting existing in place leases to estimated market rental rates over (ii) the estimated fair value of the property as if vacant. This aggregate value is allocated between in place lease values and tenant relationships based on management's evaluation of the specific characteristics of each tenant's lease; however, the value of tenant relationships has not been separated from in place lease value because such value and related amortization expense is immaterial for acquisitions reflected in our financial statements. Factors we consider in performing these analyses include an estimate of carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs to execute similar leases in current market conditions, such as leasing commissions, legal and other related costs. If the value of tenant relationships are material in the future, those amounts will be separately allocated and amortized over the estimated life of the relationships.

We compute depreciation expense using the straight line method over estimated useful lives of up to 40 years for buildings and improvements, and up to 12 years for personal property. The allocated cost of land is not depreciated. Capitalized above market lease values (included in acquired real estate leases in the accompanying consolidated balance sheet) are amortized as a reduction to rental income over the remaining non-cancelable terms of the respective leases. Capitalized below market lease values (presented as acquired real estate lease obligations in the accompanying consolidated balance sheet) are amortized as an increase to rental income over the remaining initial terms of the respective leases. The value of in place leases exclusive of the value of above market and below market in place leases is amortized to expense over the remaining non-cancelable periods of the respective leases. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease is written off. Our purchase price allocations require us to make certain assumptions and estimates. Incorrect assumptions and estimates may result in inaccurate depreciation and amortization charges over future periods.

We periodically evaluate our real estate properties for impairment indicators. These indicators may include declining tenant occupancy, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life or legislative, economic or market changes that could permanently reduce the value of our investments. If indicators of impairment are present, we evaluate the carrying value of the related real estate property by comparing it to the expected future undiscounted cash flows to be generated from that property. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to the present value of these expected future cash flows. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. If we misjudge or estimate incorrectly or if future tenant profitability, market or industry factors differ from our expectations we may record an impairment charge which is inappropriate or fail to record a charge when we should have done so, or the amount of such charges may be inaccurate.

Some of our real estate properties are leased on a triple net basis, pursuant to non-cancelable, fixed term, leases. Each time we enter a new lease or materially modify an existing lease we evaluate its classification as either a capital lease or operating lease. The classification of a lease as capital or operating affects the carrying value of a property, as well as our recognition of rental payments as revenue. These evaluations require us to make estimates of, among other things, the remaining useful life and market value of a property, discount rates and future cash flows. Incorrect assumptions or estimates may result in misclassification of our leases.

These policies involve significant judgments made based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual value, the ability of our tenants to perform their obligations to us, current and future economic conditions and competitive factors in the markets in which our properties are located. Recent declines in our occupancy percentages at some of our properties reflect current economic conditions and competition. Competition, economic conditions and other factors may cause additional occupancy declines in the future. In the future we may need to revise our carrying value assessments to incorporate information which is not now known and such revisions could increase or decrease our depreciation expense related to properties we own, result in the classification of our leases as other than operating leases or decrease the carrying values of our assets.

Our investments in Senior Housing and Hospitality Properties are accounted for using the equity method of accounting. Under the equity method we record our percentage share of net earnings from Senior Housing and Hospitality Properties in our consolidated statement of income. Under the equity method, accounting policy judgments made by Senior Housing and Hospitality Properties could have a material effect on our net income. Also, if we determine that there is an other than temporary decline in the fair value of these investments, their cost basis would be written down to fair value and the amount of the write down would be included in our earnings. In evaluating the fair value of these investments, we have considered, among other things, the quoted price, the financial condition and near term prospects of each investee, earnings trends, asset quality, asset valuation models, and the financial condition and prospects for their respective industries generally.

IMPACT OF INFLATION

Inflation might have both positive and negative impacts upon us. Inflation might cause the value of our real estate investments to increase. Inflation might also cause our costs of equity and debt capital and other operating costs to increase. An increase in our capital costs or in our operating costs will result in decreased earnings unless it is offset by increased revenues. In periods of rapid inflation, our tenants' operating costs may increase faster than revenues and this fact may have an adverse impact upon us if our tenants' operating income becomes insufficient to pay our rent. To mitigate the adverse impact of increased operating costs, we require some of our tenants to guarantee our rent. To mitigate the adverse impact of increased costs of debt capital in the event of material inflation, we may enter into interest rate hedge arrangements in the future. The decision to enter into these agreements will be based on the amount of floating rate debt outstanding, our belief that material interest rate increases are likely to occur and upon requirements of our borrowing arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2002. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future. At December 31, 2003, our total outstanding term debt of $1.5 billion consisted of the following fixed rate notes:

	Amount	Coupon	Maturity
Unsecured senior notes:	$ 100.0 million	6.70%	2005
	$ 30.0 million	8.875%	2010
	$ 20.0 million	8.625%	2010
	$ 200.0 million	6.95%	2012
	$ 200.0 million	6.50%	2013
	$ 143.0 million	8.50%	2013
	$ 250.0 million	5.75%	2014
	$ 200.0 million	6.40%	2015
Secured notes:	$ 10.3 million	8.40%	2007
	$ 16.8 million	7.02%	2008
	$ 7.9 million	8.00%	2008
	$ 7.2 million	7.66%	2009
	$ 252.2 million	6.814%	2011
	$ 44.0 million	6.794%	2029

The secured notes are secured by 24 of our office properties located in 11 office complexes and require principal and interest payments through maturity pursuant to amortization schedules.

No principal repayments are due under the unsecured senior notes until maturity. Because these notes bear interest at fixed rates, changes in market interest rates during the term of this debt will not affect our operating results. If all of our fixed rate unsecured and secured notes outstanding at December 31, 2003, were to be refinanced at interest rates which are 10% higher or lower than shown above, our per annum interest cost would increase or decrease, respectively, by approximately $10.1 million. Changes in market interest rates also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt while decreases in market interest rates increase the value of our fixed rate debt. Based on the balances outstanding at December 31, 2003, and discounted cash flow analyses, a hypothetical immediate 10% change in interest rates would change the fair value of our fixed rate debt obligations by approximately $60 million.

Each of our fixed rate unsecured and secured debt arrangements allows us to make repayments earlier than the stated maturity date. In some cases, we are not allowed to make early repayment prior to a cutoff date and in most cases we are allowed to make prepayments only at a premium equal to a makewhole amount, as defined, generally designed to preserve a stated yield to the note holder. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing prior to maturity. For example, in 2003 we redeemed at par, our $90 million 7.875% senior notes due in April 2009 and our $65 million 8.375% senior notes due in June 2011. We also redeemed all of our $143 million 8.50% senior notes due in November 2013, at par plus accrued interest in February 2004. We funded these redemptions with cash on hand and borrowings under our revolving credit facility.

Our unsecured revolving credit facility bears interest at floating rates and matures in April 2006. At December 31, 2003, we had $412 million outstanding and $148 million available for borrowing under this credit facility. Repayments under our revolving credit facility may be made at any time without penalty. We borrow in U.S. dollars and borrowings under our revolving credit facility require interest at LIBOR plus a premium. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically LIBOR. A change in interest rates would not affect the value of this floating rate debt but would affect our operating results. For example, the interest rate payable on our outstanding revolving credit facility indebtedness of $412 million at December 31, 2003, was 2.0% per annum. The following table presents the impact a 10% change in interest rates would have on our floating rate interest expense as of December 31, 2003 (dollars in thousands):

	Impact of Changes in Interest Rates		
	Interest Rate Per Year	Outstanding Debt	Total Interest Expense Per Year
At December 31, 2003	2.0%	$ 412,000	$ 8,240
10% reduction	1.8%	$ 412,000	$ 7,416
10% increase	2.2%	$ 412,000	$ 9,064

The foregoing table shows the impact of an immediate change in floating interest rates. If interest rates were to change gradually over time, the impact would be spread over time. Our exposure to fluctuations in floating interest rates will increase or decrease in the future with increases or decreases in the outstanding amount under our floating rate debt.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

OUR ANNUAL REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND FEDERAL SECURITIES LAWS. THESE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS ANNUAL REPORT AND INCLUDE STATEMENTS REGARDING OUR INTENT, BELIEF OR EXPECTATIONS OR THE INTENT, BELIEF OR EXPECTATIONS OF OUR TRUSTEES AND OFFICERS CONCERNING OUR ABILITY TO LEASE OUR PROPERTIES TO TENANTS, OUR TENANTS' ABILITY TO PAY RENTS, OUR ABILITY TO PURCHASE ADDITIONAL PROPERTIES, OUR ABILITY TO PAY INTEREST AND DEBT PRINCIPAL AND MAKE DISTRIBUTIONS, OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS, OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OUR ABILITY TO RAISE CAPITAL AND OTHER MATTERS. ALSO, WHENEVER WE USE THE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION, CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS, COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS OPERATE, AND CHANGES IN FEDERAL, STATE AND LOCAL LEGISLATION. FOR EXAMPLE: SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF OUR PROPERTIES; RENTS WHICH WE CAN ACHIEVE AT OUR PROPERTIES MAY DECLINE; OUR TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS; AND WE MAY BE UNABLE TO IDENTIFY PROPERTIES WHICH WE WANT TO BUY OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES. THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH, SUCH AS CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR NEEDS FOR OFFICE SPACE, OR CHANGES IN THE CAPITAL MARKETS OR THE ECONOMY GENERALLY, ARE BEYOND OUR CONTROL. SIMILARLY, OUR IMPLEMENTATION OF FAS 141 HAS REQUIRED US TO MAKE JUDGMENTS ABOUT THE ALLOCATION OF THE PURCHASE PRICES OF OUR PROPERTIES WHICH AFFECT OUR FINANCIAL STATEMENTS INCLUDING FUTURE INCOME; THESE JUDGMENTS ARE BASED UPON OUR ESTIMATES, BELIEFS AND EXPECTATIONS ABOUT VACANT BUILDING VALUES AND RENTAL RATES, BUT SUCH ESTIMATES, BELIEFS AND EXPECTATIONS MAY PROVE TO BE INACCURATE. THE INFORMATION CONTAINED IN THIS ANNUAL REPORT IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES. FORWARD LOOKING STATEMENTS ARE ONLY EXPRESSIONS OF OUR PRESENT EXPECTATIONS AND INTENTIONS. FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

WE UNDERTAKE NO OBLIGATION TO RELEASE PUBLICLY THE RESULT OF ANY REVISION TO THESE FORWARD LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

PROPERTY AND OCCUPANCY STATISTICS

(square feet in thousands)

	All Properties		Comparable Properties[1]	
	December 31,		December 31,	
	2003	2002	2003	2002
Total properties[2]	238	212	187	187
Total square feet[2]	35,913	23,256	18,962	18,962
Square feet leased[3]	33,572	21,416	16,968	17,284
Percentage leased	93.5%	92.1%	89.5%	91.2%

MAJOR TENANTS

(dollars in millions)

Tenant or Subsidiary	Annualized Rent[4]	% of Annualized Rent
U. S. Government	$ 88.7	16.2%
GlaxoSmithKline plc	14.4	2.6%
Towers, Perrin, Forster & Crosby, Inc.	12.8	2.3%
PNC Financial Services Group	11.5	2.1%
Tyco International Ltd	9.5	1.7%
Wachovia Corporation	9.1	1.7%
Solectron Corporation	8.9	1.6%
Motorola, Inc.	8.6	1.5%
Mellon Financial Corporation	7.5	1.4%
Ballard Spahr Andrews & Ingersoll, LLP	7.4	1.4%
FMC Corporation	7.4	1.4%
Fallon Clinics	7.2	1.3%
Comcast Corporation	6.1	1.1%
Other tenants	349.3	63.7%
Over one thousand tenants	$ 548.4	100.0%

RENT SOURCES

(dollars in millions)

Tenant	Annualized Rent[4]	% of Annualized Rent
U.S. Government and other governmental tenants	$ 96.8	18%
Medical related tenants	122.2	22%
Industrial land leases (Oahu, HI)	41.1	8%
Other investment grade rated tenants[5]	115.6	21%
Other tenants	172.7	31%
Total	$ 548.4	100%

(1) Includes properties owned by us continuously since January 1, 2002.

(2) Total properties and square feet at year end 2003 include 11 land parcels with 9,755 square feet of developed industrial lands in Oahu, Hawaii acquired in December 2003.

(3) Square feet leased includes space being fitted out for occupancy pursuant to signed leases and space which is leased but being offered for sublease by tenants.

(4) Annualized rent is rents pursuant to signed leases as of December 31, 2003, plus expense reimbursements; includes some triple net lease rents and excludes FAS 141 lease value amortization.

(5) Excludes investment grade rated tenants included above.

REAL ESTATE OWNED

(dollars in thousands)

Location	Number of Properties	Year(s) Built	Year(s) Acquired	Square Feet	Amount at Which Carried at December 31, 2003 Land	Buildings & Improvements	Total[1]	Accumulated Depreciation[2]
Alaska	1	1983	1997	24,279	$ 189	$ 843	$ 1,032	$ 141
Arizona	10	1982 - 1999	1997 - 2003	1,075,031	14,566	106,989	121,555	8,823
California	19	1971 - 2000	1996 - 2003	1,797,309	39,022	305,013	344,035	40,854
Colorado	9	1980 - 1997	1997 - 2002	795,535	9,534	91,351	100,885	7,254
Connecticut	4	1982 - 1988	1998 - 2003	297,381	3,150	32,023	35,173	2,128
Delaware	2	1984 - 1986	1998 - 1999	406,552	5,890	54,745	60,635	6,955
District of Columbia	5	1966 - 1996	1996 - 1998	892,476	29,681	213,204	242,885	30,432
Florida	4	1987 - 1997	1998	83,325	1,159	10,813	11,972	1,612
Georgia	1	1990	1997	35,759	553	2,545	3,098	412
Hawaii	11	–	2003	9,754,828	472,552	9,788	482,340	11
Kansas	1	1990	1997	165,536	1,061	5,767	6,828	1,237
Kentucky	1	1999	2003	85,503	2,022	9,545	11,567	129
Maryland	9	1986 - 1995	1997 - 2003	1,683,922	30,601	199,361	229,962	24,527
Massachusetts	35	1875 - 2002	1995 - 2003	2,363,483	30,784	261,563	292,347	33,395
Minnesota	14	1957 - 1995	1998 - 1999	1,237,215	11,288	109,620	120,908	13,730
Missouri	2	1995 - 1998	1997 - 2003	154,503	2,373	15,698	18,071	1,131
New Hampshire	1	1979	1999	210,879	2,210	19,960	22,170	2,308
New Jersey	4	1979 - 1990	1998	308,470	3,583	33,047	36,630	4,688
New Mexico	16	1974 - 1987	1997 - 2003	1,208,182	12,571	96,524	109,095	5,247
New York	10	1952 - 1994	1996 - 1999	1,581,594	18,463	153,312	171,775	20,442
Ohio	1	1994	1998	156,175	1,528	13,761	15,289	1,907
Oklahoma	5	1992 - 1993	1997 - 1999	391,129	6,804	39,795	46,599	5,541
Pennsylvania	27	1960 - 1998	1997 - 2002	6,080,400	80,391	746,139	826,530	86,286
Rhode Island	1	1997	1997	62,000	320	7,693	8,013	1,258
Tennessee	1	1985	1998	203,852	2,212	21,114	23,326	3,181
Texas	31	1968 - 2001	1997 - 2003	3,817,094	52,755	368,207	420,962	44,993
Virginia	9	1986 - 1999	1996 - 2002	740,326	10,807	80,544	91,351	9,290
Washington	2	1995	1997	140,152	4,042	17,508	21,550	2,993
West Virginia	1	1993	1997	36,818	922	4,047	4,969	678
Wyoming	1	1995	1997	122,647	1,950	8,464	10,414	1,432
Total real estate owned	238			35,912,355	$ 852,983	$ 3,038,983	$ 3,891,966	$363,015

TAXABILITY OF COMMON DISTRIBUTIONS

Payment Date	Distribution Paid Per Share	Ordinary Income	Return of Capital
February 21, 2003	$ 0.2000	$ 0.1381	$ 0.0619
May 23, 2003	0.2000	0.1381	0.0619
August 25, 2003	0.2000	0.1381	0.0619
November 21, 2003	0.2000	0.1381	0.0619
Total 2003 distributions[3]	$ 0.8000	$ 0.5524	$ 0.2476
February 22, 2002	$ 0.2000	$ 0.1531	$ 0.0469
May 24, 2002	0.2000	0.1531	0.0469
August 23, 2002	0.2000	0.1531	0.0469
November 22, 2002	0.2000	0.1531	0.0469
Total 2002 distributions[3]	$ 0.8000	$ 0.6124	$ 0.1876

(1) Excludes value of acquired real estate leases pursuant to FAS 141. Aggregate cost for federal income tax purposes is $3,771,504.

(2) Depreciation is provided using estimated useful lives for buildings and improvements of up to 40 years and for equipment of up to 12 years.

(3) Distributions per common share declared with respect to 2003 and 2002 were $0.80 per year.

REPORT OF INDEPENDENT AUDITORS

TO THE TRUSTEES AND SHAREHOLDERS OF HRPT PROPERTIES TRUST:

We have audited the accompanying consolidated balance sheets of HRPT Properties Trust as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Hospitality Properties Trust (a real estate investment trust in which the Company has a 6.4% interest as of December 31, 2003 and 2002) for the year ended December 31, 2001 were audited by other auditors who have ceased operation and whose report dated January 15, 2002, which expressed an unqualified opinion on those statements, has been furnished to us; insofar as our opinion on the 2001 consolidated financial statements relates to data included for Hospitality Properties Trust, it is based solely on their report.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HRPT Properties Trust at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Boston, Massachusetts
February 6, 2004
except for Note 11, as to which
date is March 8, 2004

CONSOLIDATED BALANCE SHEET

(in thousands, except share data)

	December 31, 2003	December 31, 2002
ASSETS		
Real estate properties, at cost:		
Land	$ 852,983	$ 346,895
Buildings and improvements	3,038,983	2,727,761
	3,891,966	3,074,656
Accumulated depreciation	(363,015)	(284,548)
	3,528,951	2,790,108
Acquired real estate leases	68,983	33,017
Equity investments	260,208	264,087
Cash and cash equivalents	11,526	12,384
Restricted cash	9,163	9,415
Rents receivable, net	83,973	63,105
Other assets, net	50,440	49,536
Total assets	$ 4,013,244	$ 3,221,652
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 412,000	$ 37,000
Senior notes payable, net	1,136,311	843,180
Mortgage notes payable, net	328,510	335,797
Accounts payable and accrued expenses	60,541	38,402
Acquired real estate lease obligations	33,206	15,312
Rent collected in advance	13,135	10,935
Security deposits	9,520	8,444
Due to affiliates	8,370	6,309
Total liabilities	2,001,593	1,295,379
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest, $0.01 par value: 50,000,000 shares authorized:		
Series A, 8,000,000 shares issued and outstanding	193,086	193,086
Series B, 12,000,000 shares issued and outstanding	289,849	289,849
Common shares of beneficial interest, $0.01 par value: 200,000,000 shares authorized, 142,773,925 and 128,825,247 shares issued and outstanding, respectively	1,428	1,288
Additional paid in capital	2,071,203	1,945,753
Cumulative net income	1,124,961	1,010,515
Cumulative common distributions	(1,584,213)	(1,475,555)
Cumulative preferred distributions	(84,663)	(38,663)
Total shareholders' equity	2,011,651	1,926,273
Total liabilities and shareholders' equity	$ 4,013,244	$ 3,221,652

See accompanying notes

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share data)

	Year Ended December 31,		
	2003	2002	2001
REVENUES:			
Rental income	$ 500,316	$ 414,073	$ 387,806
Interest and other income	411	2,893	6,366
Total revenues	500,727	416,966	394,172
EXPENSES:			
Operating expenses	192,813	152,614	140,592
Interest (including amortization of note discounts and deferred financing fees of $5,975, $5,276 and $4,919, respectively)	101,144	86,360	90,518
Depreciation and amortization	93,273	68,750	61,744
General and administrative	19,338	16,815	15,614
Loss on early extinguishment of debt	3,238	3,504	2,149
Reversal of impairment of assets	–	–	(3,955)
Total expenses	409,806	328,043	306,662
Income before equity in earnings of equity investments	90,921	88,923	87,510
Equity in earnings of equity investments	23,525	19,261	14,559
Loss on equity transactions of equity investments	–	(1,421)	(19,265)
Net income	114,446	106,763	82,804
Preferred distributions	(46,000)	(27,625)	(16,842)
Net income available for common shareholders	$ 68,446	$ 79,138	$ 65,962
Weighted average common shares outstanding	136,270	128,817	130,253
Basic and diluted earnings per common share:			
Net income available for common shareholders	$ 0.50	$ 0.61	$ 0.51

See accompanying notes

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in thousands, except share data)

	Preferred Shares					Common Shares					Accumulated	
	Series A		Series B		Cumulative			Cumulative	Additional		Other	
	Number of Shares	Preferred Shares	Number of Shares	Preferred Shares	Preferred Distributions	Number of Shares	Common Shares	Common Distributions	Paid in Capital	Cumulative Net Income	Comprehensive Income (Loss)	Total
Balance at December 31, 2000	–	$ –	–	$ –	$ –	131,948,847	$ 1,319	$ (1,258,739)	$ 1,971,679	$ 820,948	$ (5,995)	$ 1,529,212
Issuance of shares, net	8,000,000	193,086	–	–	–	–	–	–	–	–	–	193,086
Stock grants	–	–	–	–	–	14,000	–	–	132	–	–	132
Shares repurchased	–	–	–	–	–	(3,154,100)	(31)	–	(26,201)	–	–	(26,232)
Comprehensive income:												
Net income	–	–	–	–	–	–	–	–	–	82,804	–	82,804
Unrealized holding gains on investments	–	–	–	–	–	–	–	–	–	–	5,581	5,581
Total comprehensive income	–	–	–	–	–	–	–	–	–	82,804	5,581	88,385
Distribution of Five Star Quality Care, Inc. shares	–	–	–	–	–	–	–	(9,352)	–	–	–	(9,352)
Distributions	–	–	–	–	(14,319)	–	–	(104,412)	–	–	–	(118,731)
Balance at December 31, 2001	8,000,000	193,086	–	–	(14,319)	128,808,747	1,288	(1,372,503)	1,945,610	903,752	(414)	1,656,500
Issuance of shares, net	–	–	12,000,000	289,849	–	–	–	–	–	–	–	289,849
Stock grants	–	–	–	–	–	16,500	–	–	143	–	–	143
Comprehensive income:												
Net income	–	–	–	–	–	–	–	–	–	106,763	–	106,763
Unrealized holding gains on investments	–	–	–	–	–	–	–	–	–	–	1,713	1,713
Reclassification adjustment for gains realized in net income	–	–	–	–	–	–	–	–	–	–	(1,299)	(1,299)
Total comprehensive income	–	–	–	–	–	–	–	–	–	106,763	414	107,177
Distributions	–	–	–	–	(24,344)	–	–	(103,052)	–	–	–	(127,396)
Balance at December 31, 2002	8,000,000	193,086	12,000,000	289,849	(38,663)	128,825,247	1,288	(1,475,555)	1,945,753	1,010,515	–	1,926,273
Issuance of shares, net	–	–	–	–	–	13,835,100	139	–	124,479	–	–	124,618
Stock grants	–	–	–	–	–	114,330	1	–	971	–	–	972
Cancellation of shares	–	–	–	–	–	(752)	–	–	–	–	–	–
Comprehensive income:												
Net income	–	–	–	–	–	–	–	–	–	114,446	–	114,446
Total comprehensive income	–	–	–	–	–	–	–	–	–	114,446	–	114,446
Distributions	–	–	–	–	(46,000)	–	–	(108,658)	–	–	–	(154,658)
Balance at December 31, 2003	8,000,000	$ 193,086	12,000,000	$ 289,849	$ (84,663)	142,773,925	$ 1,428	$ (1,584,213)	$ 2,071,203	$1,124,961	$ –	$ 2,011,651

See accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Year Ended December 31,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 114,446	$ 106,763	$ 82,804
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	79,661	65,489	59,542
Amortization of note discounts and deferred financing fees	5,975	5,276	4,919
Amortization of in place leases	6,954	–	–
Other amortization	5,563	3,261	2,202
Loss on early extinguishment of debt	3,238	177	2,149
Reversal of impairment of assets	–	–	(3,955)
Equity in earnings of equity investments	(23,525)	(19,261)	(14,559)
Loss on equity transactions of equity investments	–	1,421	19,265
Distributions of earnings from equity investments	21,383	19,261	14,559
Change in assets and liabilities:			
Increase in rents receivable and other assets	(30,740)	(15,925)	(17,530)
Increase (decrease) in accounts payable and accrued expenses	11,139	5,514	(7,748)
Increase in rent collected in advance	2,200	3,011	1,865
Increase in security deposits	1,076	1,110	723
Increase (decrease) in due to affiliates	2,834	2,746	(11,137)
Cash provided by operating activities	200,204	178,843	133,099
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions and improvements	(832,826)	(500,581)	(56,976)
Distributions in excess of earnings from equity investments	6,021	7,934	12,092
Proceeds from repayment of real estate mortgages receivable	–	–	10,404
Proceeds from sale of real estate	385	740	10,583
Decrease (increase) in restricted cash	252	(833)	14,544
Purchase of Five Star Quality Care, Inc. common shares	–	–	(52)
Cash used for investing activities	(826,168)	(492,740)	(9,405)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of preferred shares	–	289,849	193,086
Proceeds from issuance of common shares	124,618	–	–
Proceeds from borrowings	1,223,454	1,041,282	–
Payments on borrowings	(564,989)	(924,200)	(207,205)
Deferred financing fees	(3,319)	(3,809)	(6,738)
Distributions to common shareholders	(108,658)	(103,052)	(104,412)
Distributions to preferred shareholders	(46,000)	(24,344)	(14,319)
Repurchase of common shares	–	–	(26,232)
Cash provided by (used for) financing activities	625,106	275,726	(165,820)
Decrease in cash and cash equivalents	(858)	(38,171)	(42,126)
Cash and cash equivalents at beginning of period	12,384	50,555	92,681
Cash and cash equivalents at end of period	$ 11,526	$ 12,384	$ 50,555

See accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(in thousands)

	Year Ended December 31,		
	2003	2002	2001
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid (including capitalized interest paid of $3,057 and $787 in 2002 and 2001, respectively)	$ 82,771	$ 83,954	$ 89,158
NON-CASH INVESTING ACTIVITIES:			
Receipt of Five Star Quality Care, Inc. common shares	$ –	$ –	$ 9,300
NON-CASH FINANCING ACTIVITIES:			
Issuance of common shares	$ 972	$ 143	$ 132
Distribution of Five Star Quality Care, Inc. common shares	–	–	(9,352)

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

HRPT Properties Trust is a Maryland real estate investment trust, or REIT, which was organized on October 9, 1986. At December 31, 2003, we had investments in 238 properties and owned 21.9% and 6.4% of the common shares of Senior Housing Properties Trust, or Senior Housing, and Hospitality Properties Trust, or Hospitality Properties, respectively. At December 31, 2003, Senior Housing owned 150 senior housing properties and Hospitality Properties owned 286 hotels.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements include our investments in 100% owned subsidiaries. Our investments in 50% or less owned companies over which we can exercise influence, but do not control, are accounted for using the equity method of accounting. All intercompany transactions have been eliminated. Significant influence is present through common representation on the board of trustees. Our two managing trustees are also managing trustees of Senior Housing and Hospitality Properties, and owners of Reit Management & Research LLC, or RMR, which is the investment manager to us, Senior Housing and Hospitality Properties. We use the income statement method to account for issuance of common shares of beneficial interest by Senior Housing and Hospitality Properties. Under this method, gains and losses reflecting changes in the value of our investments at the date of issuance of additional common shares by Senior Housing or Hospitality Properties are recognized in our income statement.

Real Estate Property. Real estate properties are recorded at cost. Depreciation on real estate investments is provided for on a straight line basis over estimated useful lives ranging up to 40 years.

We have historically allocated the purchase prices of properties to land, building and improvements, and each component generally has a different useful life. For properties acquired subsequent to June 1, 2001, the effective date of Financial Accounting Standards No. 141, "Business Combinations", or FAS 141, we allocate the value of real estate acquired among land, building and improvements and identified intangible assets and liabilities, consisting of the value of above market and below market leases, the value of in place leases, and the value of tenant relationships. Purchase price allocations and the determination of useful lives are based on management's estimates and, under some circumstances, studies commissioned from independent real estate appraisal firms.

Purchase price allocations to land, building and improvements are based on management's determination of the relative fair values of these assets assuming the property is vacant. Management determines the fair value of a property using methods similar to those used by independent appraisers. Purchase price allocations to above market and below market leases are based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) our estimate of fair market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. Purchase price allocations to in place leases and tenant relationships are determined as the excess of (i) the purchase price paid for a property after adjusting existing in place leases to market rental rates over (ii) the estimated fair value of the property as if vacant. This aggregate value is allocated between in place lease values and tenant relationships based on management's evaluation of the specific characteristics of each tenant's lease; however, the value of tenant relationships has not been separated from in place lease value because such value and related amortization expense is immaterial for acquisitions reflected in our financial statements. Factors we consider in performing these analyses include an estimate of carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs to execute similar leases in current market conditions, such as leasing commissions, legal and other related costs. If the value of tenant relationships are material in the future, those amounts will be separately allocated and amortized over the estimated life of the relationships.

Capitalized above market lease values (included in acquired real estate leases in the accompanying consolidated balance sheet) are amortized as a reduction to rental income over the remaining non-cancelable terms of the respective leases. Capitalized below market lease values (presented as acquired real estate lease obligations in the accompanying consolidated balance sheet) are amortized as an increase to rental income over the non-cancelable periods of the respective leases. Such amortization amounted to a rental income increase of $1.1 million during the year ended December 31, 2003. The value of in place leases exclusive of the value of above market and below market in place leases is amortized to expense over the remaining non-cancelable periods of the respective leases. Such amortization amounted to $8.0 million during the year ended December 31, 2003. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease is written off.

Intangible lease assets and liabilities recorded by us for properties acquired in 2003 totaled $48.6 million and $23.5 million, respectively. Intangible lease assets and liabilities recorded by us in 2002 totaled $33.0 million and $15.3 million, respectively. Accumulated amortization of capitalized above and below market lease values was $1.1 million at December 31, 2003. Accumulated amortization of the value of in place leases exclusive of the value of above and below market in place leases was $8.0 million at December 31, 2003.

Impairment losses on investments are recognized where indicators of impairment are present and the undiscounted cash flow estimated to be generated by our investments is less than the carrying amount of such investments. The determination of undiscounted cash flow includes consideration of many factors including income to be earned from the investment, holding costs (exclusive of interest), estimated selling prices, and prevailing economic and market conditions.

Cash and Cash Equivalents. Cash, overnight repurchase agreements and short term investments with original maturities of three months or less at the date of purchase are carried at cost plus accrued interest.

Restricted Cash. Restricted cash consists of amounts escrowed for future real estate taxes and capital expenditures.

Other Assets, Net. Other assets consist principally of deferred financing fees and prepaid property operating expenses. Deferred financing fees include issuance costs related to borrowings and are capitalized and amortized over the terms of the respective loans. At December 31, 2003 and 2002, deferred financing fees totaled $25.3 million and $27.1 million, respectively, and accumulated amortization for deferred financing fees totaled $9.8 million and $8.0 million, respectively.

Revenue Recognition. Rental income from operating leases is recognized on a straight line basis over the life of the lease agreements.

Earnings Per Common Share. Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period. We have no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Reclassifications. Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

Income Taxes. We are a real estate investment trust under the Internal Revenue Code of 1986, as amended. Accordingly, we expect not to be subject to federal income taxes if we continue to distribute our taxable income and meet other requirements for qualifying as a real estate investment trust. However, we are subject to some state and local taxes on our income and property. The characterization of our distributions paid in 2003, 2002 and 2001 was 69.1%, 76.6% and 78.9% ordinary income, respectively, and 30.9%, 23.4% and 21.1% return of capital, respectively.

Use of Estimates. Preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

New Accounting Pronouncements. In April 2002 FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", or FAS 145. The provisions of this standard eliminate the requirement that a gain or loss from the extinguishment of debt be classified as an extraordinary item, unless it can be considered unusual in nature and infrequent in occurrence. We implemented FAS 145 on January 1, 2003. Upon implementation, we reclassified all extraordinary gains or losses from debt extinguishments in 2002 and prior as ordinary income/loss from operations. In January 2003 the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", or FIN 46, which was required to be adopted in 2003. The adoption of FIN 46 by us in 2003 did not have a material impact on our financial position or results of operations.

NOTE 3. REAL ESTATE PROPERTIES

In December 2003 we acquired 9.8 million square feet of leased industrial land in Oahu, Hawaii for $482.0 million, including closing costs. We used borrowings under our revolving credit facility to pay $471.0 million of the purchase price in December 2003. An additional $11 million will be paid when one land parcel of approximately 130,000 square feet, which is being redeveloped in a joint venture by the seller, is completed and conveyed to us, which is expected to occur during the first half of 2004. This $11 million holdback is included in accounts payable and accrued expenses in our consolidated balance sheet at December 31, 2003. All of the Hawaiian lands are located between Honolulu International Airport and Honolulu Harbor, within a short distance (between 0.5 and 5 miles) from the Honolulu Central Business District. The Hawaiian lands are triple net leased to 137 tenants (under 186 separate leases) who have developed various buildings and businesses on their leaseholds. The average remaining lease term for the Hawaiian lands is approximately 22.3 years and no lease expires before 2009, when nine leases for a total of approximately 400,000 square feet will expire. Many of the Hawaiian triple net leases provide that rents are periodically reset to market rates, usually every 5 to 10 years.

During 2003 we purchased an additional 16 properties for $316.8 million, including closing costs, funded improvements to our owned properties totaling $45.0 million and sold one property to an unaffiliated third party for net cash proceeds of $385,000. We allocated $48.6 million of total 2003 acquisition costs to acquired real estate leases and $23.5 million to acquired real estate lease obligations pursuant to FAS 141. As of December 31, 2003, we had an outstanding agreement to purchase three buildings for $24.5 million, plus closing costs. The acquisition of these buildings is subject to various closing conditions customary in real estate transactions and no assurances can be given as to when or if these buildings will be acquired. In January and February 2004 we entered into agreements to purchase two buildings for $16.0 million, plus closing costs; and these two buildings were acquired in February 2004.

Our real estate properties are generally leased on gross lease, modified gross lease or triple net lease bases pursuant to non-cancelable, fixed term operating leases expiring between 2004 to 2051. The triple net leases generally require the lessee to pay all property operating costs. Our gross leases and modified gross leases require us to pay all or some property operating expenses and to provide all or most property management services.

The future minimum lease payments to be received by us during the current terms of our leases as of December 31, 2003, are approximately $415.4 million in 2004, $396.7 million in 2005, $346.1 million in 2006, $307.9 million in 2007, $262.9 million in 2008 and $1.5 billion thereafter.

The tenant responsible for the largest percentage of our rents is the United States Government. For the years ended December 31, 2003, 2002 and 2001, revenues from the United States Government were $88.9 million, $71.1 million and $63.1 million, respectively.

NOTE 4. EQUITY INVESTMENTS

At December 31, 2003 and 2002, we had the following equity investments (dollars in thousands):

	Ownership Percentage		Equity in Earnings		Equity Investments	
	December 31,		Year Ended December 31,		December 31,	
	2003	2002	2003	2002	2003	2002
Senior Housing	21.9%	21.9%	$ 9,863	$ 11,228	$ 160,500	$ 166,521
Hospitality Properties	6.4%	6.4%	13,662	8,033	99,708	97,566
			$ 23,525	$ 19,261	$ 260,208	$ 264,087

At December 31, 2003, we owned 12,809,238 common shares of beneficial interest of Senior Housing with a carrying value of $160.5 million and a market value, based on quoted market prices, of $220.7 million. Senior Housing is a real estate investment trust that invests principally in senior housing real estate. During 2002 and 2001 Senior Housing completed three public offerings of common shares. As a result of these transactions, our ownership percentage was reduced to 21.9% and we recognized losses of $1.4 million and $18.1 million for the years ended December 31, 2002 and 2001, respectively. In January 2004 Senior Housing completed another public offering of common shares and in January and February 2004 we sold 3,148,500 common shares we owned of Senior Housing. We now own 9,660,738 common shares of Senior Housing and our ownership percentage in Senior Housing is 15.2%. We expect to recognize a gain on the sale of our common shares of Senior Housing of approximately $16 million in the first quarter of 2004.

Summarized financial data of Senior Housing is as follows (in thousands, except per share data):

	December 31,	
	2003	2002
Real estate properties, net	$ 1,257,815	$ 1,113,448
Cash and cash equivalents	3,172	8,654
Other assets	42,839	36,098
	$ 1,303,826	$ 1,158,200
Unsecured revolving bank credit facility	$ 102,000	$ 81,000
Senior unsecured notes due 2012 and 2015, net of discount	393,612	243,746
Other liabilities	80,308	81,128
Shareholders' equity	727,906	752,326
	$ 1,303,826	$ 1,158,200

	Year Ended December 31,		
	2003	2002	2001
Revenues	$ 131,148	$ 122,297	$ 274,644
Expenses	81,303	67,473	255,168
Income from continuing operations before distributions on trust preferred securities, loss from discontinued operations and loss on sale of properties	49,845	54,824	19,476
Distributions on trust preferred securities	(2,811)	(2,811)	(1,455)
Income from continuing operations before loss from discontinued operations and loss on sale of properties	47,034	52,013	18,021
Loss from discontinued operations	–	(1,829)	(1,003)
Loss on sale of properties	(1,160)	–	–
Net income	$ 45,874	$ 50,184	$ 17,018
Weighted average shares outstanding	58,445	56,416	30,859
Basic and diluted earnings per share:			
Income from continuing operations before loss from discontinued operations and loss on sale of properties	$ 0.80	$ 0.92	$ 0.58
Loss from discontinued operations and loss on sale of properties	(0.02)	(0.03)	(0.03)
Net income	$ 0.78	$ 0.89	$ 0.55

On December 31, 2001, Senior Housing spun-off its 100% owned subsidiary, Five Star Quality Care, Inc., or Five Star, by distributing substantially all of Five Star's common shares to its shareholders (the "Five Star Spin-Off"), including us. In connection with the Five Star Spin-Off, we received 1,280,924 common shares of Five Star which were valued at $9.3 million which were distributable to our shareholders. In order to distribute these Five Star common shares on a round lot basis or one Five Star common share for every 100 of our common shares, we purchased 7,163 additional common shares from Five Star, and we distributed all 1,288,087 of these common shares to our shareholders. Five Star, which is not a REIT, leases and operates senior housing properties including some owned by Senior Housing.

At December 31, 2003, we owned 4,000,000 common shares of beneficial interest of Hospitality Properties with a carrying value of $99.7 million and a market value, based on quoted market prices, of $165.1 million. Hospitality Properties is a real estate investment trust that owns hotels. In 2001 Hospitality Properties completed a public stock offering of common shares. As a result of this transaction, our ownership percentage in Hospitality Properties was reduced from 7.1% to 6.4% and we recognized a loss of $1.2 million. In February and March 2004 Hospitality Properties completed a public offering of common shares that further reduced our ownership percentage to 6.0%. As a result of these transactions, we expect to recognize a gain of approximately $4 million during the first quarter of 2004.

Summarized financial data of Hospitality Properties is as follows (in thousands, except per share data):

	December 31, 2003	December 31, 2002
Real estate properties, net	$ 2,685,208	$ 2,336,412
Other assets	76,393	67,344
	$ 2,761,601	$ 2,403,756
Security and other deposits	$ 175,304	$ 269,918
Other liabilities	940,769	488,818
Shareholders' equity	1,645,528	1,645,020
	$ 2,761,601	$ 2,403,756

	Year Ended December 31, 2003	2002	2001
Revenues	$ 552,801	$ 348,706	$ 303,877
Expenses	314,588	206,504	171,921
Net income	238,213	142,202	131,956
Preferred distributions	(14,780)	(7,572)	(7,125)
Net income available for common shareholders	$ 223,433	$ 134,630	$ 124,831
Weighted average common shares outstanding	62,576	62,538	58,986
Basic and diluted earnings per common share:			
Net income available for common shareholders	$ 3.57	$ 2.15	$ 2.12

NOTE 5. SHAREHOLDERS' EQUITY

We have reserved 6,445,978 of our common shares under the terms of our new 2003 Incentive Share Award Plan, or the Award Plan. Shares were awarded prior to July 2003 pursuant to our 1992 Incentive Share Award Plan. During the years ended December 31, 2003, 2002 and 2001, 19,500 common shares with an aggregate market value of $181,000, 15,000 common shares with an aggregate market value of $130,000 and 12,500 common shares with an aggregate market value of $119,000, respectively, were awarded to our officers and employees of RMR pursuant to these plans. In addition, our Independent Trustees were each awarded 500 common shares annually as part of their annual fees. The market values of the common shares awarded to each Independent Trustee were $18,000, $13,000 and $13,000 for the years ended December 31, 2003, 2002 and 2001, respectively. A portion of the shares awarded to the officers and employees of RMR vested immediately and the balance will vest over a two year period. The shares awarded to our Trustees vested immediately. We include the value of awarded common shares in general and administrative expenses. At December 31, 2003, 6,425,978 of our common shares remain reserved for issuance under the Award Plan.

Cash distributions per common share paid by us in 2003, 2002 and 2001, were $0.80 per year. We declared a distribution of $0.20 per common share which was paid on February 23, 2004, to shareholders of record on January 21, 2004.

Our 8,000,000 series A cumulative redeemable preferred shares carry dividends of $2.46875 per annum per share, payable in equal quarterly payments and have a liquidation preference of $25.00 per share. The series A preferred shares are redeemable, at our option, for

$25.00 each plus accrued and unpaid dividends at any time on or after February 22, 2006. Our 12,000,000 series B cumulative redeemable preferred shares carries dividends of $2.1875 per annum, payable in equal quarterly payments. Each series B preferred share has a liquidation preference of $25.00 and is redeemable, at our option, for $25.00 each plus accrued and unpaid dividends at any time on or after September 12, 2007.

We have adopted a Shareholders Rights Plan pursuant to which a right to purchase securities is distributable to shareholders in certain circumstances. Each right entitles the holder to purchase or to receive securities or other assets of ours upon the occurrence of certain events. The rights expire on October 17, 2004, and are redeemable at our option at any time.

NOTE 6. TRANSACTIONS WITH AFFILIATES

We have agreements with RMR to provide investment advice, property management and administrative services to us. These agreements are subject to the annual review and approval of our independent trustees. RMR is owned by Gerard M. Martin and Barry M. Portnoy, who also serve as our managing trustees. RMR is compensated at an annual rate equal to 0.7% of our real estate investments up to $250 million and 0.5% of investments thereafter, plus property management fees equal to three percent of gross rents and construction management fees equal to five percent of construction costs. RMR is also entitled to an incentive fee which is paid in restricted shares of our common stock based on a formula. Incentive fees earned for the year ended December 31, 2002, were approximately $773,000. No incentive fees were earned for the years ended December 31, 2003 and 2001. At December 31, 2003, affiliates of RMR owned 1,343,126 of our common shares. RMR also leases approximately 17,800 square feet of office space from us at rental rates which we believe to be commercially reasonable.

Amounts resulting from transactions with affiliates are as follows (dollars in thousands):

	Year Ended December 31,		
	2003	2002	2001
Advisory and incentive fees paid to RMR	$ 16,904	$ 15,060	$ 13,279
Distributions paid to beneficial owners of RMR and their affiliates	1,056	1,000	1,091
Rental income received from RMR	362	293	310
Management fees paid to RMR	15,663	12,685	11,565

NOTE 7. INDEBTEDNESS

At December 31, 2003 and 2002, our outstanding indebtedness included the following (dollars in thousands):

	December 31,	
	2003	2002
Unsecured revolving credit facility, due April 2006, at LIBOR plus a premium	$ 412,000	$ 37,000
Senior Notes, due 2005 at 6.70%	100,000	100,000
Senior Notes, due 2010 at 8.875%	30,000	30,000
Senior Notes, due 2010 at 8.625%	20,000	20,000
Senior Notes, due 2012 at 6.95%	200,000	200,000
Senior Notes, due 2013 at 6.50%	200,000	200,000
Senior Notes, due 2014 at 5.75%	250,000	–
Senior Notes, due 2015 at 6.40%	200,000	–
Monthly Income Senior Notes, due 2009 at 7.875%	–	90,000
Monthly Income Senior Notes, due 2011 at 8.375%	–	65,000
Monthly Income Senior Notes, due 2013 at 8.50%	143,000	143,000
Mortgage Notes Payable, due 2004 at 9.12%	–	3,433
Mortgage Notes Payable, due 2007 at 8.40%	10,291	10,518
Mortgage Notes Payable, due 2008 at 7.02%	16,835	17,068
Mortgage Notes Payable, due 2008 at 8.00%	7,869	9,093
Mortgage Notes Payable, due 2009 at 7.66%	7,203	8,237
Mortgage Notes Payable, due 2011 at 6.814%	252,210	255,048
Mortgage Notes Payable, due 2029 at 6.794%	44,000	44,000
	1,893,408	1,232,397
Less unamortized discounts	16,587	16,420
	$ 1,876,821	$ 1,215,977

In 2003 we issued unsecured senior notes aggregating $450 million in two separate public offerings, raising net proceeds of $444.4 million. The notes bear interest at 6.40% and 5.75%, require semiannual interest payments and mature in February 2015 and February 2014, respectively. Net proceeds from these offerings were used to repay amounts outstanding under our revolving credit facility and general business purposes.

During 2003 we redeemed all of our $90 million 7.875% senior notes due in April 2009, at par, and all of our $65 million 8.375% senior notes due in June 2011, at par. These redemptions were funded with cash on hand and borrowings under our revolving credit facility. We recognized losses of $3.2 million from the write off of deferred financing fees associated with these redemptions. During 2003 we repaid a $3.4 million secured mortgage due in April 2004.

We have a $560 million unsecured revolving credit facility that bears interest at LIBOR plus a premium and matures in April 2006. This credit facility also includes an accordian feature which allows it to be expanded, in certain circumstances, up to $625 million. The average interest rate on amounts outstanding under our credit facility during 2003 was 2.1%.

Our public debt indentures and credit facility agreement contain a number of financial and other covenants, including a credit facility covenant which limits the amount of aggregate distributions on common shares to 90% of operating cash flow available for shareholder distributions as defined in the credit facility.

At December 31, 2003, 11 office complexes comprised of 24 properties costing $641.9 million with an aggregate net book value of $552.6 million were secured by mortgage notes totaling $338.4 million maturing from 2007 through 2029 which, net of unamortized discounts, amounted to $328.5 million.

The required principal payments due during the next five years under all debt outstanding at December 31, 2003, are $6.5 million in 2004, $107.1 million in 2005, $419.7 million in 2006, $17.4 million in 2007, $24.0 million in 2008 and $1.3 billion thereafter.

NOTE 8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Our financial instruments include cash and cash equivalents, rents receivable, equity investments, senior notes, mortgage notes payable, accounts payable and other accrued expenses and security deposits. At December 31, 2003 and 2002, the fair values of our financial instruments were not materially different from their carrying values, except as follows (dollars in thousands):

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Equity investments	$ 260,208	$ 385,823	$ 264,087	$ 276,706
Senior notes and mortgage notes payable	1,464,821	1,613,336	1,178,977	1,274,145

The fair values of the senior notes and mortgage notes payable are based on estimates using discounted cash flow analysis and currently prevailing rates. The fair value of the equity investments are based on quoted per share prices for Hospitality Properties of $41.28 and $35.20 at December 31, 2003 and 2002, respectively, and quoted per share prices for Senior Housing of $17.23 and $10.61 at December 31, 2003 and 2002, respectively.

NOTE 9. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of our unaudited quarterly results of operations for 2003 and 2002 (dollars in thousands, except per share amounts):

	2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 120,633	$ 121,720	$ 127,538	$ 130,836
Income before equity in earnings of equity investments	23,004	23,718	20,733	23,466
Equity in earnings of equity investments	4,288	3,653	3,886	11,698
Net income	27,292	27,371	24,619	35,164
Preferred distributions	(11,500)	(11,500)	(11,500)	(11,500)
Net income available for common shareholders	15,792	15,871	13,119	23,664
Per common share data:				
Income before equity in earnings of equity investments	0.18	0.18	0.15	0.16
Net income available for common shareholders	0.12	0.12	0.09	0.17

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 98,675	$ 100,729	$ 102,067	$ 115,495
Income before equity in earnings of equity investments	17,870	22,469	22,419	26,165
Equity in earnings of equity investments	4,715	4,343	4,784	5,419
Loss on equity transaction of equity investments	(1,421)	–	–	–
Net income	21,164	26,812	27,203	31,584
Preferred distributions	(4,938)	(4,937)	(6,250)	(11,500)
Net income available for common shareholders	16,226	21,875	20,953	20,084
Per common share data:				
Income before equity in earnings of equity investments	0.14	0.17	0.17	0.20
Net income available for common shareholders	0.13	0.17	0.16	0.16

NOTE 10. PRO FORMA INFORMATION (UNAUDITED)

We purchased 16 properties and 9.8 million square feet of leased industrial land in 2003 for $798.9 million, including closing costs, and 23 properties in 2002 for $443.7 million, including closing costs.

The following table presents our pro forma results of operations as if our 2002 and 2003 acquisitions and financings were completed on January 1, 2002. This pro forma data is not necessarily indicative of what actual results of operations would have been for the years presented, nor do they purport to represent the results of operations for any future period. Differences could result from, but are not limited to, additional property sales or investments, changes in interest rates and changes in our debt or equity structure. Amounts are in thousands, except per share data.

	Year Ended December 31,	
	2003	2002
Total revenues	$ 558,729	$ 555,451
Net income available for common shareholders	92,663	106,508
Per common share data:		
Net income available for common shareholders	0.64	0.75

NOTE 11. SUBSEQUENT EVENTS

In January 2004 we issued 34,500,000 common shares in a public offering, raising net proceeds of approximately $324 million. Net proceeds from this offering were used to reduce amounts outstanding under our revolving credit facility.

In February 2004 we redeemed at par, our $143 million 8.50% senior notes due in November 2013. We funded this redemption by borrowing under our revolving credit facility.

In January and February 2004 we sold 3,148,500 of our Senior Housing shares in an underwritten public offering for $57.3 million, or $54.3 million net of commissions and fees. Net sales proceeds were used to reduce amounts outstanding under our revolving credit facility. During January through March 2004 Senior Housing and Hospitality Properties completed public offerings of common shares that reduced our ownership percentages in each to 15.2% and 6.0%, respectively. As a result of these transactions, we expect to recognize gains of approximately $20 million.

In January and February 2004 we entered into agreements to purchase two buildings for $16.0 million, plus closing costs; and these two buildings were acquired in February 2004.

In February 2004 we entered into a new five year unsecured term loan with a group of banks. Terms of the new loan include interest at a spread above LIBOR, and an accordian feature which allows it to be expanded in certain circumstances by up to $100 million. The new loan matures in February 2009 and is prepayable without penalty, beginning in August 2005. Net proceeds of the term loan were used to repay amounts outstanding under our revolving credit facility and for general business purposes.

CORPORATE INFORMATION

EXECUTIVE OFFICES

HRPT Properties Trust
400 Centre Street
Newton, Massachusetts 02458
(617) 332-3990
www.hrpreit.com

OFFICERS

John A. Mannix
President and Chief Operating Officer

John C. Popeo
Chief Financial Officer,
Treasurer and Secretary

Adam D. Portnoy
Executive Vice President

Jennifer B. Clark
Senior Vice President

David M. Lepore
Senior Vice President

BOARD OF TRUSTEES

INVESTMENT MANAGER

Reit Management & Research LLC
400 Centre Street
Newton, Massachusetts 02458

INDEPENDENT AUDITORS

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL

Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N. A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
(800) 426-5523
www.equiserve.com

SENIOR NOTES TRUSTEE AND REGISTRAR

U.S. Bank National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING

Our annual meeting of shareholders will be held on Tuesday, May 11, 2004, 3:30 P. M. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

STOCK MARKET DATA

Our common shares of beneficial interest are traded on the NYSE under the symbol HRP. The following table sets forth the high and low closing prices of our common shares in 2002 and 2003 as reported on the NYSE composite tape:

Quarter Ended	High	Low
March 31, 2002	$ 9.25	$ 8.46
June 30, 2002	9.37	8.51
September 30, 2002	8.83	7.19
December 31, 2002	8.50	7.75
March 31, 2003	$ 8.90	$ 8.18
June 30, 2003	9.64	8.67
September 30, 2003	9.50	8.59
December 31, 2003	10.30	9.15

As of March 8, 2004, there were 3,960 holders of record of our common shares and we estimate that as of such date there were in excess of 89,000 beneficial owners of our common shares.

The closing price for our common shares as reported on the NYSE composite tape on March 8, 2004, was $11.28.

AVAILABLE INFORMATION

A copy of our 2003 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.hrpreit.com or by writing to Investor Relations at the executive offices address.

DEAR SHAREHOLDER,

HRPT Properties Trust ("HRPT") offers a Dividend Reinvestment and Cash Purchase Plan ("Plan") to shareholders of HRPT that provides a prompt and simple way to reinvest their dividends in common shares of beneficial interest ("Shares") of HRPT, as well as to purchase additional Shares of HRPT.

If you own Shares in your own name, you can participate directly in the Plan. If you own Shares that are held in the name of a brokerage firm, bank or other nominee, you should instruct your nominee to participate on your behalf. If you choose to participate in the Plan, your dividends will be promptly invested for you, automatically increasing your holding in HRPT. All reinvestments are in full and fractional Shares carried to three decimal places. In addition to reinvestment of dividends, participants have the option to purchase up to $10,000 in additional Shares of HRPT each fiscal quarter. Shares purchased upon exercise of this voluntary purchase option are added to a participant's Plan account. There is no charge to participants for reinvesting dividends or purchasing Shares. The Plan agent's service fees and brokerage charges are paid by HRPT except for withdrawal from the Plan.

If you would like to receive more information about the Plan and an enrollment form, return this card with your name and address:

NAME: ______________________________

ADDRESS: ______________________________

____

CITY: ______________ STATE: ______ ZIP: ______


HRP
HRPT
PROPERTIES TRUST

400 CENTRE STREET
NEWTON, MASSACHUSETTS 02458-2076
(617) 332-3990

3541-AR-04

Please
Place Stamp
Here.

HRPT PROPERTIES TRUST
Attn: Investor Relations
400 Centre Street
Newton, Massachusetts 02458